Exhibit 21

Berkshire Hills Bancorp, Inc.
Subsidiaries

Name	State or Other Jurisdiction of Incorporation or Organization
Berkshire Hills Bancorp, Inc.	Delaware
Berkshire Bank	Massachusetts
RSB Properties, Inc.	New York
CSB Service Corp.	Massachusetts
Legacy Insurance Services of the Berkshires, LLC	Delaware
Renaissance Investment Group LLC	Delaware
Berkshire Financial Planning, Inc.	Massachusetts
Berkshire Bank Municipal Bank	New York
Gold Leaf Securities Corporation	Massachusetts
North Street Securities Corporation	Massachusetts
Woodland Securities, Inc.	Massachusetts
Berkshire Insurance Group, Inc.	Massachusetts
McCormick Smith & Curry Insurance Agency, Inc.	Massachusetts
Reynolds, Barnes & Hebb, Inc.	Massachusetts
Minkler Insurance Agency, Inc.	Massachusetts